

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

David Reichman
Chief Executive Officer
Global Tech Industries Group, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

> **Re: Global Tech Industries Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2021**
> **File No. 333-257846**

Dear Mr. Reichman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that the prospectus does not contain a description of the company's business. Please revise to include a business section and the information required by Item 101 of Regulation S-K. Refer to Item 11(a) of Form S-1.

2. We note that the prospectus does not contain a selling security holder section. Please revise to include a selling security holder section and the information required by Item 507 of Regulation S-K. Refer to Item 7 of Form S-1. In this regard, we note that the inclusion of certain information in Exhibit 99.1 does not satisfy the form requirements of Item 7 of Form S-1.

3.   We note that this registration statement registers a resale offering on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. We also note, per Exhibit 99.1, that you are registering certain shares owned by the company in this resale offering. Please amend your disclosure to remove the company's shares from your resale offering, as the company is ineligible to be a selling security holder in an at the market offering per Rule 415(a)(1)(i) of the Securities Act. Alternatively, please amend your filing to clearly disclose that the company is also registering a primary offering, and make conforming changes throughout your filing. If you intend to register the primary offering, please advise regarding your basis for determining that the company's primary offering is eligible to be conducted at the market under Rules 415(a)(1) and 415(a)(4) of the Securities Act, or fix a price for your primary offering.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services